SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of March, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 24, 2005

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

Bladex

REGARDING SPECIAL DIVIDEND OF US$2.00 PER SHARE AND
COMMON QUARTERLY DIVIDEND OF US$0.15 PER SHARE

Panama City, Republic of Panama, March 24, 2005 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or “the Bank”), reminds its shareholders that as stated in the press release issued February 4, 2005, the special cash dividend of US$2.00 per common share, or $77.8 million, is payable on April 11, 2005 to shareholders of record as of March 28, 2005, along with the common quarterly dividend.  The amount of the common quarterly dividend is US$0.15 per share.

As of January 31, 2005, Bladex had 38,897,079 shares of common stock of all classes outstanding.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8581, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc.
80 Wall Street, Suite 515,
New York, NY  10005
 Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com